EXHIBIT 99.10
                                                                   -------------


[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]


               PRESS RELEASE - FOR IMMEDIATE RELEASE MAY 12, 2003
                      FIRST QUARTER RESULTS, MARCH 31, 2003

Vermilion Energy Trust (the "Trust") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the first quarter 2003. These results reflect the full three months of operations and include the full restructuring costs of the reorganization of Vermilion Resources Ltd. ("Vermilion").

On January 22, 2003, Vermilion was reorganized, by way of a Plan of Arrangement, into Vermilion Energy Trust and Clear Energy Inc. ("Clear"). Vermilion's Board of Directors concluded that this realignment was in the best interests of shareholders and both shareholders and optionholders approved the reorganization at a special meeting held on January 15, 2003. The Trust maintained 94% of the mature producing assets of Vermilion while Clear, an exploration-focused producer, acquired certain natural gas weighted assets and undeveloped lands. In addition, Vermilion entered into an agreement with majority-controlled Aventura Energy Inc. ("Aventura") whereby Vermilion sold 100% of its shares in Vermilion (Barbados) Ltd., which held Vermilion's Trinidad assets, to Aventura in consideration of 212.1 million common shares of Aventura at a deemed price of $0.35 per share. Vermilion currently owns 72.2% of Aventura, which is publicly traded on the TSX under the symbol AVR.

The Trust achieved the following highlights:

FIRST QUARTER HIGHLIGHTS

> Successfully reorganized Vermilion Resources Ltd. into Vermilion Energy Trust and Clear Energy Inc. effective January 22, 2003.

> Consolidated the interests in the Trinidad Central Block held by Aventura and Vermilion under Aventura, which is now 72.2% owned by the Trust.

> Initiated distributions of $0.17 per unit per month to the Trust unitholders, commencing with the February distribution paid on March 14, 2003.

> Based on the strong performance in the first quarter and current outlook on pricing and forecast results for the balance of the year, the Trust anticipates that it will be able to maintain its monthly distribution at $0.17 per unit.

> Generated cash flow of $38.4 million ($0.67 per unit) from the Trust's production of 24,132 boe/d, consisting of 12,992 bbls/d of oil and NGL's and 66.8 mmcf/d of natural gas (1).

> Listed on the Toronto Stock Exchange under the symbol VET.UN on January 24, 2003 and witnessed the trading of more than 26 million units to March 31, 2003.

(1) Although Aventura's production and financial results are consolidated in the financial tables, these are not included as part of distributable funds for the Trust's unitholders.


CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Tuesday, May 13, 2003. The conference call will begin at 8:30 a.m. EST (6:30 a.m. MST). To participate, you may call toll free 1-800-814-3911 or 1-416-640-4127 (Toronto area).

The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using pass code 251391 followed by the pound "#" key. The replay will be available until midnight eastern time on May 20, 2003.


                                       1
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

HIGHLIGHTS                                                          Trust                             CONSOLIDATED
                                                                Financial            Aventura            MARCH 31,
(unaudited)                                                   Information      Energy Inc. (3)                2003
------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues                            $    84,934         $     3,079          $    88,013
Cash flow from operations                                          38,398               1,340               39,738
         Per unit, basic (1)                                         0.67                                     0.69
Distributions (2)                                                  17,666                                   17,666
         Per unit                                                    0.34                                     0.34
Capital expenditures                                               13,254               5,509               18,763
Acquisitions (dispositions)                                         5,761              (6,896)              (1,135)
Total assets                                                      786,762
Debt, net of working capital (surplus)                        $   193,024         $   (13,291)             179,733
Unitholders' equity                                                                                        299,059
Trust units outstanding (1)
         Basic                                                                                          57,557,131
         Diluted                                                                                        61,906,831
Weighted average trust units outstanding (1)
         Basic                                                                                          57,410,652
         Diluted                                                                                        57,606,607
Unit trading
         High                                                                                          $     13.00
         Low                                                                                           $     11.12
         Close                                                                                         $     12.30

OPERATIONS

Production
         Crude oil (bbls/d)                                        11,036                 342               11,378
         Natural gas liquids (bbls/d)                               1,956                  --                1,956
         Natural gas (mcf/d)                                       66,843              11,632               78,475
         Boe/d (6:1)                                               24,132               2,281               26,413
Average selling price
         Crude oil (per bbl, including hedging)               $     39.25         $     42.44          $     39.34
         Crude oil (per bbl, not including hedging)                 46.17               42.44                46.05
         Natural gas liquids (per bbl)                              41.09                  --                41.09
         Natural gas (per mcf, including hedging)                    6.44                1.69                 5.73

Netbacks per boe (6:1)
         Operations netback                                         24.17               11.42                23.07
         Cash flow netback                                          17.68         $      6.53                16.71
         Cash flow netback excluding reorganization costs     $     21.74                              $     20.42

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2)  Distributions are paid on issued trust units at each record date

(3) The Trust owns 72.2% of the outstanding shares of Aventura, necessitating the consolidation of the results of the Trust and Aventura.



                                       2
--------------------------------------------------------------------------------

OPERATIONAL ACTIVITIES

While the Trust's activities in the first quarter were focused on reorganization activities, the quarter was not without some operational highlights. The Trust completed and tested a 100% WI well at Homeglen-Rimbey in central Alberta, which flowed at 2.3 mmcf/d of natural gas with 30 bbls/mmcf of condensates (450 boe/d). At Drayton, the 14-34 well (100% WI) was completed and is flowing 3.5 mmcf/d of natural gas with 50-60 bbls/mmcf of condensates (750 boe/d). As part of a waterflood optimization project at Cyn-Pem, the installation of a high-volume downhole pump in one well (83% WI) yielded net incremental flow rates of 330 boe/d. The Trust plans to fit a second well with a similar system in the near future.

--------------------------------------------------------------------------------
PRODUCTION SUMMARY (6:1)
-------------------------------------------------------------------------------
                                              THREE MONTHS ENDED MARCH 31, 2003
                               OIL & NGLS       NATURAL GAS      TOTAL
                                 (BBLS/D)          (MMCF/D)    (BOE/D)       %
-------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                         7,005             65.42     17,908      68
     France                         5,987              1.42      6,224      23
-------------------------------------------------------------------------------
     Total                         12,992             66.84     24,132      91
AVENTURA ENERGY INC.
     Trinidad                         342             11.63      2,281       9
-------------------------------------------------------------------------------
CONSOLIDATED                       13,334             78.47     26,413     100
===============================================================================

First quarter production in Canada averaged 7,005 bbls/d of oil and NGL's and
65.4 mmcf/d of natural gas. Included in these production rates is production from assets that were disposed to Clear Energy Inc. on January 22, 2003. These properties contributed production equal to approximately 400 boe/d when averaged over the quarter. The Trust also produced 6,224 boe/d from its properties in France. The Trust anticipates that both the Canadian and French production streams will remain stable in the second quarter of 2003.

In France, the Trust successfully completed its first fracture treatment in late 2002, increasing the productivity of a well in the Champotran field from 60 bbls/d to a stabilized rate of 300 bbls/d. Additional fracture treatments are scheduled for wells in this Paris Basin field in the second quarter of 2003. The working interest in these wells is 100%. Management is also encouraged by recent workover success in the Vulaines field, also in the Paris Basin.

--------------------------------------------------------------------------------
DRILLING ACTIVITY (# OF WELLS)
-------------------------------------------------------------------------------
                                              THREE MONTHS ENDED MARCH 31, 2003
                                 CANADA              FRANCE               TOTAL
                          GROSS   (NET)       GROSS   (NET)       GROSS   (NET)
-------------------------------------------------------------------------------
Oil                           0     0.0           0     0.0           0     0.0
Gas                           1    (1.0)          0     0.0           1    (1.0)
D&A                           0     0.0           0     0.0           0     0.0
-------------------------------------------------------------------------------
TOTAL                         1    (1.0)          0     0.0           1    (1.0)
===============================================================================

FINANCIAL

The Trust generated cash flow of $38.4 million in the first quarter ($0.67 per unit), net of cash expenses of $8.8 million in reorganization costs. The Trust's distributions allocated to February and March totalled $17.7 million or $0.34 per unit. Earnings for the first quarter have been reduced by $25.6 million in reorganization costs expensed in the first quarter. Capital expenditures for the period totalled $13.3 million, including $5.9 million, which was spent prior to the implementation of the reorganization on January 22, 2003. First quarter acquisitions of $5.8 million were also completed as part of the reorganization plan. Accordingly, of the initial $25 million capital budget for the Trust, $7.4 million was spent in the first quarter 2003. The Trust's total debt, net of working capital (assignable to the Trust) at the end of the period was $193 million.


                                       3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($000'S)
--------------------------------------------------------------------------------
                                              THREE MONTHS ENDED MARCH 31, 2003
                                            TRUST      AVENTURA
                                           ASSETS   ENERGY INC.    CONSOLIDATED
--------------------------------------------------------------------------------
Land                                      $   325       $    --         $   325
Seismic                                     1,054            --           1,054
Drilling and completion                     2,402            --           2,402
Production equipment and facilities         3,534            --           3,534
Workovers                                   2,262            --           2,262
Trinidad                                    1,804         5,509           7,313
OTHER                                       1,873            --           1,873
--------------------------------------------------------------------------------
                                           13,254         5,509          18,763
PROPERTY ACQUISITIONS (DISPOSITIONS)        5,761        (6,896)         (1,135)
--------------------------------------------------------------------------------
                                          $19,015       $(1,387)        $17,628
================================================================================


AVENTURA ENERGY INC.

The first of two important exploration wells to be drilled in Trinidad in 2003, the Saunders-1 well, is nearing total depth and Aventura anticipates being able to release information regarding this well over the next few weeks. Aventura expects to renew its existing 20 mmcf/d short-term gas contract to cover the next 1.5 to 2.5 years. Contract negotiations are proceeding on a high volume, longer-term contract to ensure that Aventura has flexibility and access to natural gas markets at competitive pricing. The original discovery well in which Aventura has a 65% working interest, Carapal Ridge-1, continues to flow at a market-restricted rate of 20 mmcf/d and approximately 500 bbls/d of associated condensate.

OUTLOOK

As a result of the additional cash flow generated by strong commodity prices in the first quarter, the Trust is positioned to accelerate the development of its prospect inventory. In that regard, the board of directors of the Trust has approved an increase to the 2003 capital budget to $55 million, including costs incurred prior to the reorganization. Based on this revised budget, the Trust expects to increase its annual average production by 600 boe/d to 23,600 boe/d.

The expanded capital program will allow for the initial development of some longer lead-time projects including a planned waterflood in the Champotran Field in France. This will be balanced with additional drilling and workovers that will provide the production volume gains slated for 2003. The Trust continues to be encouraged by the depth of its asset base and by the number of value-adding opportunities available in the existing portfolio.

Based on the strong performance in the first quarter and the current outlook on pricing and forecast results for the balance of the year, the Trust anticipates that it will be able to maintain its monthly distribution at $0.17 per unit.


                                       4
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

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE THREE MONTHS ENDED MARCH 31, 2003 REPRESENTS THE FIRST QUARTER OF VERMILION ENERGY TRUST'S (THE "TRUST") OPERATION AS A TRUST AND INCLUDE THE CONSOLIDATED INTEREST OF AVENTURA ENERGY INC. ("AVENTURA"). AS THE TRUST WAS CREATED THROUGH THE RE-ORGANIZATION OF VERMILION RESOURCES LTD. ("VERMILION"), THE HISTORICAL RESULTS OF VERMILION WILL REPRESENT THE HISTORICAL RESULTS OF THE TRUST FOR COMPARATIVE PURPOSES.

Oil and gas prices for the first quarter of 2003 were strong in comparison with the first quarter of 2002. The WTI reference price averaged $33.86 US per bbl for the quarter, dated Brent was $31.53 US per bbl and AECO reference price was $8.33 Cdn per mcf. This compares to $21.64 per bbl for WTI, $21.14 per bbl for Brent and $3.54 per mcf Cdn AECO for the first three months of 2002. Prices are the main driver behind the increase in netbacks quarter over quarter. In 2003, the Trust's operating netback equalled $23.07 per boe, and the cash flow netback was $16.71. This compares to much lower netbacks in 2002, equal to $18.69 and $14.62 for operating and cash flow netbacks, respectively. In addition, the 2003 cash flow netbacks were reduced by $3.71 per boe as a result of the impact of the cash costs incurred in the re-organization of Vermilion into a trust.

Total revenues for the first quarter of 2003 were $88.0 million compared to $64.6 for the first quarter 2002. The Trust's combined crude oil & NGL price was $45.33 per bbl for the first quarter of 2003, an increase of 43% over the $31.76 per bbl reported for the first quarter of 2002. The natural gas price realized in the first quarter 2003 was $5.73 per mcf compared to $3.80 per mcf realized a year ago, a 51% year-over-year increase. Tempering this increase was the impact of Vermilion's hedging program, whereby prices were reduced by $2.89 per boe on a consolidated basis, compared to a hedging gain of $1.11 per boe in the first quarter of 2002.

The Trust has CDN/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2003 at approximately $1.59 US per Canadian dollar or $0.63 CDN per US dollar.

Total royalties, net of ARTC, increased to $8.82 per boe or 24% of sales, compared with $6.13 per boe, or 21% of sales in the first quarter 2002. This increase is due directly to the increase in prices explained above as royalties are calculated as a percentage of revenue. In addition, royalty rates in Canada are price sensitive and react to changes in prices.

Operating costs increased to $5.13 per boe from $3.97 per boe in the first quarter 2002. In Canada, processing costs in the Peace River Arch area, scheduled workovers and increased power costs resulting from the strong gas prices in the first quarter have contributed to the year over year increase. In France, power costs continue to rise and the strengthening Euro also contributed to the increase in operating costs when converted to Canadian dollars. Based on higher power costs and currency exchange issues, we are revising our average 2003 outlook for operating costs to $5.25 per boe from $5.00.

General and administrative expenses (G&A) for the quarter increased from $2.4 million to $2.7 million. Total costs averaged $1.14 per boe in 2003, up from $1.05 per boe (net of capitalized costs) in the first quarter of 2002. Costs in 2003 reflect the cost structure of the Trust and are representative of anticipated costs over the balance of the year. It should be noted that a larger portion of the 2002 G&A costs were capitalized in 2002 as compared to current practices.

Reorganization costs of $25.6 million relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees related to the conversion. Also included in the total is the value of trust units issued in exchange for the cancellation of outstanding Vermilion employee options. The value of the trust units issued totalled $16.8 million.

Interest expense increased to $0.84 per boe for the first quarter 2003 from $0.44 per boe during the same period in 2002 as a result of higher average debt levels.


                                       5
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

Depletion and depreciation expenses increased from $9.18 per boe in the first quarter 2002 to $9.93 per boe in the first quarter 2003.

The Trust's current tax provision has decreased to $0.67 per boe in the first quarter 2003 from $2.54 per boe in the first quarter of 2002. The current provision is based on an estimated $6.0 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due as a function of the conversion to an income trust.

Net loss for the first quarter amounted to a loss of $0.7 million or $0.01 per unit as compared to earnings of $10.4 million or $0.19 per share in the first quarter of 2002. The year-over-year decline is attributable to the $25.6 million in reorganization costs expensed in the first quarter.

Capital spending for the first quarter totalled $18.8 million including $7.3 million in Trinidad relating to the drilling of the Saunders-1 well. This compares to $61.2 million spent during the first quarter 2002, $31.0 million of which was for the corporate acquisition of Artemis Energy Limited. The capital for the first quarter of 2003 was funded entirely through cash flow and was primarily spent on facilities, tie-ins and workovers.

The Trust's debt (net of working capital) on March 31, 2003 was $179.7 million. Early in 2003, the Trust negotiated the terms of an amended credit facility with its banking syndicate to provide a $260 million credit facility. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.




                                       6
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

NETBACKS (6:1)
                                                 THREE MONTHS ENDED                          THREE MONTHS ENDED
                                                   MARCH 31, 2003                       DEC 31/02         MAR 31/02
                                  ----------------------------------------------        ---------------------------
                                  Oil & NGLs       Natural Gas             TOTAL            Total             Total
                                       $/bbl             $/mcf             $/BOE            $/boe             $/boe
-------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                                 $48.42             $6.45            $42.51           $35.73            $25.77
Oil hedging gain (loss)                (6.03)               --             (2.36)           (0.98)             0.75
Royalties (net)                       (11.33)            (1.82)           (11.09)           (8.54)            (6.82)
Lifting costs                          (6.13)            (0.68)            (4.88)           (4.86)            (3.44)
-------------------------------------------------------------------------------------------------------------------
Operating netback                     $24.93             $3.95            $24.18           $21.35            $16.26
-------------------------------------------------------------------------------------------------------------------
FRANCE
Price                                 $41.87             $5.71            $41.58           $34.81            $33.42
Oil hedging gain (loss)                (5.70)               --             (5.49)           (1.37)             2.18
Royalties (net)                        (4.99)            (0.25)            (4.85)           (4.61)            (4.07)
Lifting costs                          (6.80)            (2.37)            (7.08)           (6.58)            (5.58)
-------------------------------------------------------------------------------------------------------------------
Operating netback                     $24.38             $3.09            $24.16           $22.25            $25.95
-------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                                 $45.40             $6.44            $42.26           $35.51            $27.68
Oil hedging gain (loss)                (5.88)               --             (3.16)           (1.08)             1.11
Royalties (net)                        (8.41)            (1.79)            (9.48)           (7.56)            (6.13)
Lifting costs                          (6.44)            (0.72)            (5.45)           (5.29)            (3.97)
-------------------------------------------------------------------------------------------------------------------
Operating netback                     $24.67             $3.93            $24.17           $21.58            $18.69
-------------------------------------------------------------------------------------------------------------------
AVENTURA FINANCIAL INFORMATION
Price                                 $42.44             $1.69            $15.00       $       --        $       --
Oil hedging gain (loss)                   --                --                --               --                --
Royalties (net)                        (5.14)            (0.19)            (1.75)              --                --
Lifting costs                             --             (0.36)            (1.83)              --                --
-------------------------------------------------------------------------------------------------------------------
Operating netback                     $37.30             $1.14            $11.42       $       --        $       --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                                 $45.33             $5.73            $39.91           $35.51            $27.68
Oil hedging gain (loss)                (5.73)               --             (2.89)           (1.08)             1.11
Royalties (net)                        (8.32)            (1.55)            (8.82)           (7.56)            (6.13)
Lifting costs                          (6.27)            (0.66)            (5.13)           (5.29)            (3.97)
-------------------------------------------------------------------------------------------------------------------
Operating netback                     $25.01             $3.52            $23.07           $21.58            $18.69
-------------------------------------------------------------------------------------------------------------------
General & administrative                                                   (1.14)           (0.84)            (1.05)
Reorganization costs                                                       (3.71)              --                --
Interest                                                                   (0.84)           (0.68)            (0.44)
Foreign exchange                                                              --             0.03             (0.04)
Current and capital taxes                                                  (0.67)            2.64             (2.54)
-------------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACK                                                         $16.71           $22.73            $14.62
-------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                                 (9.93)          (10.44)            (9.18)
Future income taxes                                                         0.38            (6.70)            (0.72)
Deferred financing charges                                                 (0.08)           (0.08)            (0.08)
Foreign exchange                                                           (0.30)            0.28             (0.05)
Non-controlling interest                                                   (0.01)           (0.10)             0.05
Trust units issued                                                         (7.07)              --                --
-------------------------------------------------------------------------------------------------------------------
EARNINGS NETBACK                                                          $(0.30)         $  5.69           $  4.64
-------------------------------------------------------------------------------------------------------------------


                                       7
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

CONSOLIDATED BALANCE SHEETS
($000'S)
                                                   MARCH 31,      December 31,
                                                        2003              2002
                                                 (UNAUDITED)          (audited)
------------------------------------------------------------------------------
ASSETS

Current
       Cash                                        $  35,116         $  32,562
       Accounts receivable                            45,397            56,582
       Crude oil inventory                             5,401             3,207
       PREPAID EXPENSES AND OTHER                      5,177             4,699
                                                      91,091            97,050
--------------------------------------------------------------------------------
Deferred financing costs                                 243               435
Deferred reorganization costs                             --             2,324
Reclamation fund                                         405                --
Capital assets                                       695,023           711,902
--------------------------------------------------------------------------------
                                                   $ 786,762         $ 811,711
================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities    $  50,200         $  79,817
       Distributions payable to unitholders            8,858                --
       Income taxes payable                            1,589            10,977
--------------------------------------------------------------------------------
                                                      60,647            90,794

Long-term debt (Note 5)                              210,177           193,025
Provision for future site restoration                 11,918            11,169
Future income taxes                                  175,659           171,094
--------------------------------------------------------------------------------
                                                     458,401           466,082
--------------------------------------------------------------------------------
Non-controlling interest                              29,302            21,321
--------------------------------------------------------------------------------

Unitholders' Equity
       Unitholders' capital (Note 6)                 120,007           140,557
       Exchangeable shares (Note 6)                   13,687                --
       Accumulated earnings                          183,031           183,751
       Accumulated cash distributions                (17,666)               --
--------------------------------------------------------------------------------
                                                     299,059           324,308
--------------------------------------------------------------------------------
                                                   $ 786,762         $ 811,711
================================================================================



                                       8
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                         THREE MONTHS ENDED
                                                    MARCH 31,         March 31,
                                                         2003              2002
-------------------------------------------------------------------------------
Revenue:
       Petroleum and natural gas revenue         $     88,013      $     64,613
       Royalties (net)                                 20,955            13,758
-------------------------------------------------------------------------------
                                                       67,058            50,855
-------------------------------------------------------------------------------
Expenses:
       Production                                      12,205             8,913
       Interest                                         2,190             1,169
       General and administration                       2,717             2,358
       Reorganization costs (Note 3)                   25,628                --
       Foreign exchange                                   706               204
       Depletion and depreciation                      23,609            20,591
-------------------------------------------------------------------------------
                                                       67,055            33,235
-------------------------------------------------------------------------------
Earnings before income taxes and other item                 3            17,620

Income taxes (recovery):
       Future                                            (897)            1,620
       Current                                          1,446             5,564
       Capital                                            143               135
-------------------------------------------------------------------------------
                                                          692             7,319
-------------------------------------------------------------------------------
Other item:
       Non-controlling interest                            31              (105)
-------------------------------------------------------------------------------
Net earnings (loss)                                      (720)           10,406

Accumulated earnings, beginning of period             183,751           142,897
-------------------------------------------------------------------------------
Accumulated earnings, end of period              $    183,031      $    153,303
===============================================================================

Net earnings (loss) per Trust Unit
       Basic                                     $      (0.01)     $       0.19
       Diluted                                   $      (0.01)     $       0.18
===============================================================================

Weighted Average Trust Units Outstanding
       Basic                                       57,410,652        55,592,810
       Diluted                                     57,606,607        56,684,254
===============================================================================


                                       9
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S, UNAUDITED)
                                                                               THREE MONTHS ENDED
                                                                            MARCH 31,       March 31,
                                                                                 2003           2002
----------------------------------------------------------------------------------------------------
Cash provided by (used in):

OPERATING
       Net earnings (loss)                                                   $   (720)      $ 10,406
       Items not affecting cash:
           Depletion and depreciation                                          23,609         20,591
           Unrealized foreign exchange loss                                       706            112
           Amortized deferred financing charges                                   192            172
           Non-controlling interest                                                31           (105)
           Trust units issued on cancellation of employee stock options        16,817             --
           Future income taxes                                                   (897)         1,620
----------------------------------------------------------------------------------------------------
       Cash flow from operations                                               39,738         32,796
       Site restoration costs incurred                                            (24)          (158)
       Changes in non-cash working capital                                    (28,811)       (21,704)
----------------------------------------------------------------------------------------------------
                                                                               10,903         10,934
----------------------------------------------------------------------------------------------------

INVESTING
       Disposition (acquisition) of capital assets                              1,135         (2,124)
       Drilling and development of petroleum and natural gas properties       (18,763)       (28,060)
       Corporate acquisition                                                       --        (21,915)
----------------------------------------------------------------------------------------------------
                                                                              (17,628)       (52,099)
----------------------------------------------------------------------------------------------------

FINANCING
       Increase in long-term debt                                              17,151         43,350
       Issue of Common shares for cash,
           net of share issue costs                                             1,201          3,645
       Cash acquired on shares issued by subsidiary                               203             50
       Cash distributions                                                      (8,808)            --
----------------------------------------------------------------------------------------------------
                                                                                9,747         47,045
----------------------------------------------------------------------------------------------------

       Foreign exchange loss on cash held in a foreign currency                  (468)          (134)

Net increase in cash                                                            2,554          5,746
Cash, beginning of period                                                      32,562          6,716
----------------------------------------------------------------------------------------------------
Cash, end of period                                                          $ 35,116       $ 12,462
====================================================================================================

Cash payments
       Interest                                                              $  3,280       $  1,391
       Taxes                                                                 $ 20,463       $  6,813
----------------------------------------------------------------------------------------------------


                                       10
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002, UNAUDITED
(000'S, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.       BASIS OF PRESENTATION

         Vermilion Energy Trust (the "Trust") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture. Vermilion Resources Ltd. (the "Company") is a wholly owned subsidiary of the Trust.

         Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements include the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Vermilion Resources Ltd. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the Trust`s 2002 Annual Information Form.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Unit Rights Incentive Plan

                  The Trust has a unit-based long-term compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the units rights is credited to unitholders' capital. See Note 7 for a description of the plan and pro-forma disclosure of the associated compensation cost.

         b)       Per Unit Amounts

                  Net earnings and cash flow from operations per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings and cash flow from operations per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

         c)       Reclamation Fund

                  A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per BOE of production in Canada and France. Actual abandonment and reclamation work undertaken in the period was funded from the fund balance.


                                       11
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

3.       TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

         Under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

         Petroleum and natural gas assets and equipment                 $19,509
         Future income tax asset                                          5,461
         ----------------------------------------------------------------------
         Total assets transferred                                       $24,970
         Provision for site restoration and abandonment                      89
         ----------------------------------------------------------------------
         Net assets transferred and reduction in share capital          $24,881
         ----------------------------------------------------------------------

         Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.

4.       BUSINESS ACQUISITION AND INVESTMENT

         Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura Energy Inc. ("Aventura") for consideration of 212,059,512 shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increases the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale.

5.       LONG-TERM DEBT

         At March 31, 2003, the Company had a line of credit of $260,000,000 with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $10 million included in the $260 million facility has been placed in France to assist cash-management practices. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions.

6.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

         Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

         The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 623,792 exchangeable shares were converted into 627,770 trust units. At March 31, 2003, the exchange ratio was 1.01352.

                                                      NUMBER OF
                                                       SHARES      CONSIDERATION
         ----------------------------------------------------------------------
         EXCHANGEABLE SHARES
         Issued pursuant to Plan of Arrangement
            January 22, 2003                          6,000,000      $13,955
         Exchanged for trust units                     (623,792)        (268)
         ----------------------------------------------------------------------

         Balance as at march 31, 2003                 5,376,208      $13,687
         ----------------------------------------------------------------------


                                       12
--------------------------------------------------------------------------------

6.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

                                                                        NUMBER OF UNITS                  AMOUNT
         ------------------------------------------------------------------------------------------------------
         TRUST UNITS
         Unlimited number of trust units authorized to be issued

         Issued pursuant to Plan of Arrangement
            January 22, 2003                                                 51,480,467                $119,739
         Issued on conversion of exchangeable shares                            627,770                     268
         ------------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003                                        52,108,237                $120,007
         Trust units issuable on conversion of exchangeable shares            5,448,894                  13,687
         ------------------------------------------------------------------------------------------------------

         Trust unitholders' capital as at March 31, 2003                     57,557,131                $133,694
         ------------------------------------------------------------------------------------------------------

         As per the Plan of Arrangement, shareholders of Vermilion Resources Ltd. received one unit or one exchangeable share in the Trust for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 3).

                                                                       NUMBER OF SHARES                  AMOUNT
         ------------------------------------------------------------------------------------------------------
         COMMON SHARES OF VERMILION RESOURCES LTD.
         Balance as at December 31, 2002                                     55,866,918               $ 140,557
         Issued upon exercise of stock options                                  267,100                   1,201
         ------------------------------------------------------------------------------------------------------
         Balance January 21, 2003 prior to
            Plan of arrangement                                              56,134,018               $ 141,758
         ------------------------------------------------------------------------------------------------------

         Trust units issued on cancellation of employee
            stock options (Note 3)                                            1,346,449               $  16,817
         Transfer of assets and liabilities (Note 3)                                  -                 (24,881)
         Trust units issued                                                 (51,480,467)               (119,739)
         Exchangeable shares issued                                          (6,000,000)                (13,955)
         ------------------------------------------------------------------------------------------------------
                                                                                    NIL                     NIL
         ------------------------------------------------------------------------------------------------------

7.       TRUST UNIT RIGHTS INCENTIVE PLAN

         The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 6,000,000 unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices approximate the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

         The Trust accounts for its unit rights incentive plan using the intrinsic-value of the unit rights. Using intrinsic-values, compensation costs are not recognized in the consolidated financial statements for unit rights granted to employees and directors when issued at prevailing market prices.


                                       13
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

7.       TRUST UNIT RIGHTS INCENTIVE PLAN (CONTINUED)

         Since the fair value of the unit rights can not be determined due to the nature of the reducing exercise price feature, pro-forma compensation cost has been determined using the excess of the unit price over the exercise price for unit rights issued since January 1, 2003 as at the date of the consolidated interim financial statements. For the three months ended March 31, 2003, net loss would be reduced by $439,000. The effect on net loss would be an increase of $0.01 per unit.

         The following table summarizes information about the Trust's unit rights:

                                              NUMBER OF        WEIGHTED AVERAGE
                                            UNIT RIGHTS          EXERCISE PRICE
         ----------------------------------------------------------------------
         Balance, January 22, 2003                   --                $     --
            Granted                           4,490,700                   11.47
            Cancelled                          (141,000)                  11.45
         ----------------------------------------------------------------------
         BALANCE, MARCH 31, 2003              4,349,700                $  11.47
         ----------------------------------------------------------------------


8.       PER UNIT AMOUNTS

         Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan.

         Net earnings and cash flow from operations per unit are as follows:

                                            MARCH 31, 2003       MARCH 31, 2002
         -----------------------------------------------------------------------
         Net earnings
            Basic (1)                         $(0.01)                $ 0.19
            Diluted (2)                       $(0.01)                $ 0.18

         Cash flow from operations
            Basic (1)                         $ 0.69                 $ 0.59
            Diluted (2)                       $ 0.69                 $ 0.58
         -----------------------------------------------------------------------

         (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2003 of 57,410,652 for the period (55,592,810 common shares in 2002) which includes outstanding exchangeable shares converted at the period end exchange ratio.

         (2) Diluted calculations include additional trust units in 2003 of 195,955 for the period (1,091,444 additional shares in 2002) for the dilutive impact of the unit rights incentive plan (stock option plan in 2002). Calculations of diluted shares exclude 59,700 of unit rights in 2003 which would have been anti-dilutive. There were no adjustments to net earnings or cash flow from operations in calculating dilutive per unit amounts.

9.       SEGMENTED INFORMATION
                                                   MARCH 31           MARCH 31
                                                       2003               2002
         ---------------------------------------------------------------------
         Petroleum and natural gas revenues:
             Canada                                $ 64,315           $ 44,627
             France                                  20,216             19,986
             Trinidad                                 3,482                 --
         ---------------------------------------------------------------------
                                                   $ 88,013           $ 64,613
         ---------------------------------------------------------------------

         Net earnings:
             Canada                                $ (4,937)          $  5,237
             France                                   3,314              5,169
             Trinidad                                   903                 --
         ---------------------------------------------------------------------
                                                   $   (720)          $ 10,406
         ---------------------------------------------------------------------


                                       14
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

9.       SEGMENTED INFORMATION (CONTINUED)

         Funds generated from operations:
             Canada                                $  25,442          $  18,932
             France                                   12,015             13,864
             Trinidad                                  2,281                 --
         ----------------------------------------------------------------------
                                                   $  39,738          $  32,796
         ----------------------------------------------------------------------

         Capital expenditures:
             Canada                                $   7,992          $  54,339
             France                                    2,323              6,432
             Trinidad / Argentina                      7,313                400
         ----------------------------------------------------------------------
                                                   $  17,628          $  61,171
         ----------------------------------------------------------------------


                                                     MARCH 31       DECEMBER 31,
                                                         2003               2002
         ======================================================================
         Identifiable assets:
             Canada                                $ 474,747          $ 497,512
             France                                  201,719            199,385
             Trinidad / Argentina                    110,296            114,814
         ----------------------------------------------------------------------
                                                   $ 786,762          $ 811,711
         ----------------------------------------------------------------------

10.      CONTINGENCIES

         On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at March 31, 2003.

11.      COMMITMENTS

         The Trust realized a hedging loss of $6.9 million during the first three months of 2003 (2002 - $2.5 million gain) related to its oil hedging activities. Hedging contracts currently in place are as follows:
                                                        REMAINING      CALENDAR
                                                   NINE MONTHS OF          YEAR
                                                             2003          2004
         ----------------------------------------------------------------------
         Oil Hedging Program
               Average volume - WTI (bbls/d)                2,950         1,500
               Average price - WTI (US$/bbl)                24.74         24.07
               Average volume - Brent (bbls/d)              2,600         1,750
               Average price - Brent (US$/bbl)              23.24         22.74

         Natural Gas Hedging Program
               Volume (mmcf/d)                               24.7           5.4
               Average Floor ($/mcf)                         5.23          5.39
               Average Cap ($/mcf)                           6.12          9.01

12.      COMPARATIVE FIGURES

         Certain of the prior period numbers have been restated to conform with the current period presentation.


                                       15
--------------------------------------------------------------------------------

For further information please contact:

Curtis W. Hicks, C.A.
VP Finance & Chief Financial Officer
or
Paul Beique
Director Investor Relations

2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com


FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.



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